Exhibit 1

NXP’s subsidiary files Form 15F to terminate its reporting obligations in the United States under the Securities Exchange Act of 1934

Eindhoven, Netherlands, January 3, 2012 – NXP Semiconductors N.V. (NASD: NXPI) announced today that its wholly-owned subsidiary, NXP B.V. (the “NXP Subsidiary”), filed a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) with the intention of voluntarily terminating the duty that the NXP Subsidiary has to file reports in accordance with section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in relation to its outstanding Euro-denominated Floating Rate Senior Secured Notes due 2013, U.S. Dollar-denominated Floating Rate Senior Secured Notes due 2013, 85/8% Senior Notes due 2015 and 9 1/2% Senior Notes due 2015 (collectively, the “Notes”).

The NXP Subsidiary expects that the termination of its duty to file reports will become effective 90 days after its filing with the SEC. However, as a result of this filing, the NXP Subsidiary’s reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F and reports on Form 6-K, will immediately be suspended. The NXP Subsidiary will continue to report to the investors of its Notes in accordance with the indentures governing its Notes.

The Form 15F filing exclusively relates to the NXP Subsidiary’s reporting obligations with the SEC. NXP Semiconductors N.V., of which the NXP Subsidiary is a wholly-owned subsidiary, is publicly listed on the NASDAQ Global Select Market under the symbol “NXPI” and the registration and reporting obligations of NXP Semiconductors N.V. under the Exchange Act will remain unaffected.

NXP Semiconductors N.V. believes that the administrative burdens and costs associated with the NXP Subsidiary being a SEC registrant far outweigh the benefits, also because NXP Semiconductors N.V. is and will continue to be a SEC registrant.

About NXP Semiconductors

NXP Semiconductors provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.4 billion in 2010. For more information visit www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, and are based on a variety of assumptions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak to results only as of the date that the statements were made.

Media and Investor Relations contacts:

Media

Pieter van Nuenen

+ 31 6133 67034

pieter.van.nuenen@nxp.com

Investor Relations

Jeff Palmer

+1 408 474 5111

jeff.palmer@nxp.com